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                                                   Hunton & Williams LLP
                                                   Riverfront Plaza, East Tower
                                                   951 East Byrd Street
                                                   Richmond, Virginia 23219-4074

                                                   Tel  804-788-8200
                                                   Fax  804-788-8218



June 1, 2005


VIA OVERNIGHT DELIVERY


Mr. Jeffrey Shady
Mailstop 0409
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:      Columbia Equity Trust, Inc.
         Registration Statement No.  333-122644

Dear Mr. Shady:

Reference is made to Amendment No. 2 ("Amendment No. 2") to the Registration Statement on Form S-11 filed by Columbia Equity Trust, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on May 27, 2005. Reference is also made to those certain letters, dated May 27, 2005 ("Response Letter 2") and April 27, 2005 ("Response Letter 1"), respectively, from David C. Wright of Hunton & Williams LLP to Ms. Karen J. Garnett of the Commission, which letters responded to certain comments of the staff of the Commission's Division of Corporation Finance set forth in letters, dated May 17, 2005 ("Comment Letter 2") and March 10, 2005 ("Comment Letter 1"), respectively, from Ms. Garnett to Oliver T. Carr, III of the Company.

In Response Letter 2, the Company agreed to provide supplementally certain materials to the Commission. Enclosed please find:

(1) Attached hereto as Exhibit A, limited liability company agreements (in response to Comment Letter 2 -- comment 2), which agreements include:

          o First Amendment to Amended and Restated Operating Agreement of King I LLC (draft). (King Street)

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Mr. Jeffrey Shady
June 1, 2005
Page 2


          - Amended and Restated Operating Agreement of King I LLC, dated February 20, 2003. (King Street)

          - First Amendment to Amended and Restated Operating Agreement of Madison Place LLC (draft). (Madison Place)

          - Operating Agreement of Madison Place, LLC, dated July 16, 2003. (Madison Place)

          -    Operating Agreement of Atrium Building, LLC, dated May 2004.
               (Atrium)

          - Amended and Restated Limited Liability Company Agreement of 15036 Conference Center Drive LLC, dated as of January 1, 2005. (Independence Center)

          - Second Amended and Restated Agreement of Limited Partnership of 1575 Eye Street Associates, by and among Carr Capital 1575 Eye, LLC, The American Society of Association Executives and Southern Region Industrial Realty, Inc., dated February 28, 2002. (1575 Eye Street)

          - Limited Liability Company Agreement of 14200 Park Meadow Drive LLC, dated as of March 8, 2005. (Victory Point)

          - Limited Liability Company Agreement of Suffolk Holdings LLC, dated as of March 17, 2005. (Suffolk Building)

(2) Attached hereto as Exhibit B, a draft of the Amended and Restated Agreement of Limited Partnership of Columbia Equity, LP (in response to Comment Letter 2 -- comment 5).

Under cover letter dated May 5, 2005 from the undersigned to you (the "Supplemental Letter"), the Company provided supplementally to the Commission certain of the materials that it agreed to provide in Response Letter 1. The following items, enclosed herewith, represent the balance of the open materials referenced in the Supplemental Letter:

(3) Attached hereto as Exhibit C, a citation index for the previously unsupported market section source data and copies of market and industry data that support such data (in response to Comment Letter 1 -- comments 3 and 59).

(4) Attached hereto as Exhibit D, color copies of the artwork that the Company intends to use in the prospectus (in response to Comment Letter 1 -- comment 4).



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Mr. Jeffrey Shady
June 1, 2005
Page 3


(5) Attached hereto as Exhibit E, copies of the directed share program materials (in response to Comment Letter 1 -- comment 75).

If you have any questions regarding the foregoing, please do not hesitate to call David Wright ((804) 788-8638), Greg Cope ((804) 788-8388) or myself.


Sincerely,

/s/  Christopher C. Green

Christopher C. Green


DIRECT DIAL: 804-788-8309
EMAIL:  cgreen@hunton.com

FILE NO: 53582.20

cc:  Rachel Zablow
     Steven Jacobs
     David C. Wright
     Oliver T. Carr
     John A. Schissel
     John A. Good

Enclosures


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                                    Exhibit A

                                (LLC Agreements)



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                                    Exhibit B

 (Amended and Restated Agreement of Limited Partnership of Columbia Equity, LP)



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                                    Exhibit C

                          (Market Section Source Data)



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                                    Exhibit D

         (Proposed Artwork - Inside Front and Back Covers of Prospectus)



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                                    Exhibit E

                       (Directed Share Program Materials)